Exhibit 99.4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at 1:30 p.m. (eastern time) on Wednesday April 23, 2025 at the offices of the Corporation, 8801 Trans-Canada Hwy, Suite 500, St-Laurent, Québec, Canada H4S 1Z6. The purposes of the meeting are to:

1.
receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2024 and the auditors’ report thereon;
2.
elect the directors of the Corporation;
3.
appoint the auditor of the Corporation and authorize the directors to fix its remuneration;
4.
hold an advisory vote on the compensation of the Corporation’s Named Executive Officers (“Say-on-Pay”); and
5.
transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Management Proxy Circular of the Corporation dated March 12, 2025 (the “Circular”) under the headings “Election of Directors of the Corporation”, “Appointment of Auditor” and “Advisory Vote on Executive Compensation”, respectively.

AS IN RECENT YEARS, THE CORPORATION ASKS THAT SHAREHOLDERS NOT ATTEND THE MEETING IN PERSON. THE MEETING WILL BE AVAILABLE BY WAY OF TELEPHONE CONFERENCE CALL. THE TOLL-FREE DIAL-IN NUMBER IS:

1-877-704-4453

Please dial in at least ten minutes prior to the start of the Meeting. Shareholders participating in the Meeting by telephone will not able to vote at the Meeting, but will be able to ask questions to the Corporation’s management.

Attendance for the Meeting at the Corporation’s head office will be strictly limited to registered shareholders and duly-appointed proxyholders. The Corporation urges all shareholders to participate in the Meeting by telephone.

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under the Canadian National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of the Meeting Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of the Meeting Materials (as defined below) on SEDAR+ and on one additional website, rather than mailing paper copies. “Meeting Materials” means collectively, the Circular, this notice of meeting, a form of proxy or a voting instruction form (“VIF”), as applicable, and the Corporation’s 2024 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2024 and the related Management’s Discussion and Analysis.

The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting Broadridge Financial Solutions, Inc. toll free at 1-855-887-2244.

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names; they will receive paper copies of the Meeting Materials via prepaid mail.

Websites Where Meeting Materials are Posted

The Meeting Materials are available on the Corporation’s website at www.tfiintl.com and under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials

Although the Meeting Materials have been posted on-line, Beneficial Shareholders may obtain paper copies free of charge of the Circular and other Meeting Materials by contacting Broadridge Financial Solutions, Inc. toll free at 1‑877‑907‑7643. Any request for paper copies should be received by the Corporation by Friday April 11, 2025 in order to allow sufficient time for Beneficial Shareholders to receive the paper copies and return their VIF by its due date.

Voting

The Board of Directors has fixed the close of business on March 14, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a Beneficial Shareholder, accompanying this notice of meeting are a VIF and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements for the 2025 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.

Shareholders are asked to vote their shares prior to the Meeting by returning their VIF, voting online or using the toll-free telephone number set out on the VIF. The deadline for proxy voting is 5:00 p.m. (eastern time) on Monday April 21, 2025. Shareholders participating in the Meeting by telephone will not be able to vote at the Meeting.

Dated this 12th day of March, 2025.

BY ORDER OF THE BOARD OF DIRECTORS
By: (signed) Alain Bédard Alain Bédard, FCPA Chairman of the Board, President and Chief Executive Officer TFI International Inc.